Filed by Great Elm Capital Corp.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Full Circle Capital Corporation

Commission File No. 814-00809

On October 17, 2016, Avanti Communications Group plc (“Avanti”), the largest position in the initial portfolio of Great Elm Capital Corp. (“GECC”), announced the completion of its consent solicitation process with respect to its Senior Secured Notes due 2019 (the “Senior Notes”), receiving consents from the holders of 89.5% of the Senior Notes to permit paying the interest due on October 1, 2016 (the “October Coupon”) in respect of consenting holders’ Senior Secured Notes in the form of additional Senior Secured Notes on the same terms as the existing Senior Secured Notes (“Additional Notes”) in lieu of cash (the “PIK Amendment”).  Because Avanti failed to obtain consent from at least 90% of the holders of its Senior Notes with respect to the PIK Amendment, it was required to pay $3.39 million of the October Coupon in the form of cash rather than Additional Notes.

There is no assurance that Avanti will be able to restructure its arrangements with its creditors or vendors on a timely basis or at all.  In addition, Avanti has disclosed a review of strategic alternatives.  There is no assurance as to the timing of the resolution of such process or whether such process will lead to any improvement in the quality of GECC’s investment in Avanti.  See “Risk Factors —$54.6 million of the Initial GECC Portfolio is represented by senior secured notes issued by Avanti and there is no assurance that GECC will fully recover its investment” in GECC’s proxy statement/prospectus, dated September 28, 2016.  As of the closing, Avanti will be GECC’s largest investment.  GECC may elect to sell a portion of its investment in Avanti from time to time in order to meet diversification requirements under the Internal Revenue Code of 1986, as amended, or as part of its portfolio management strategy.

You should be aware that Avanti announced on July 7, 2016 that under certain circumstances it may not have access to sufficient liquidity to meet its funding requirements through the second quarter of 2017.  Please see the Q&A included in the supplement, dated September 30, 2016, to GECC’s proxy statement/prospectus for more information.

You should be aware that the exchange ratio used to determine the merger consideration only reflects the respective net asset values of Full Circle Capital Corp. and GECC as of the measurement date (August 31, 2016).  As a result, the exchange ratio will not reflect any changes in the fair value of the assets comprising GECC’s initial portfolio, including with respect to Avanti, subsequent to the measurement date.